Revolutionary tech for snoring and sleep apnea

Restoring sleep for 3 billion people worldwide

$1,000   **$1**
MINIMUM INVESTMENT   SHARE PRICE
1.5% INVESTOR PROCESSING FEE

SEC Filling   Offering Circular   Investor Education

I'm Ready to Invest   **Get Pitch Deck**

As Featured in   **Forbes**   **Men'sHealth**   **TIME**   GOOD MORNING AMERICA | **Backed By**   Santa Barbara ANGEL ALLIANCE   DRAGONS DEN

Top Reasons to Invest



Rapidly Growing Market

The global sleep market is doubling to $950 Billion by 2032.[1] Sleep apnea and snoring awareness is growing with 1 in 3 Americans tracking their sleep.[2]



Proven Demand

$31 million+ in lifetime revenues and more than 100,000 units sold. All achieved as a bootstrapped company.



Strong Patent Portfolio

Patents granted in the USA, Canada, China, Japan, Korea Europe, Australia, Hong Kong, Taiwan.



Now Launching Next Gen Product

Building on our success, with this campaign we are launching Nora Gen 2: A game-changing upgrade to an already proven product.



Ready For Growth With Top Retailers

Ready to scale with key partnerships in place with BestBuy, Target, Walmart, McKesson, Cardinal Health, Optum, Kroger and more.



Backed by Powerhouse Investors

Including seasoned Silicon Valley investors with med-tech exits and operators with more than $1B revenues in consumer brands.





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OUR ORIGIN STORY

From an idea to 100,000 bedrooms around the world.

45% of adults lose sleep to snoring and sleep apnea.[3] We invented Smart Nora to fix our own sleep issues, and took it upon ourselves to fix sleep deprivation for good!

Snoring and apnea are common, but not normal. They are linked to cardiovascular disease and mental health problems.[4] Sleep deprivation in the US alone costs up to $433 billion a year.[5]

The sleep health market is littered with uncomfortable and ineffective products. We believe the market is underdeveloped and ready for new thinking.

I'm Ready to Invest


Behzad Hariri
Co-Founder, CMO - Smart Nora
smart nora
half the adult population snores,
0:01

It's time to fix sleep
for everyone.

THE SOLUTION

Meet Nora Gen 2

Our most advanced innovation yet.

Smart Nora uses machine learning technology to consistently and seamlessly deliver "positional therapy", a proven method for addressing snoring and sleep apnea. Our A.I. predicts snoring and creates gentle motions to reposition your head, restoring normal breathing—all without any electronics in your pillow.

Exclusive Perk: Investors will receive a Nora Gen 2 ahead of retail availability.

*For investments of $2K and above.

I'm Ready to Invest

4x
Less sleep disruptions

30%
More rested upon waking up

79%
Reduction in loud snoring


nora
9:41
DAILY STATS
WEEKLY STATS
Feb 15 - Feb 22
32
Snore Managed
8%
Time Snoring
26
Pillow Moves
Quiet
34m
Light
48m
Loud
1h2m
Severe
26m
Snoring
Last week
History

EXCEPTIONAL TRACTION

$31 million+ in lifetime revenues. A remarkable 30x revenue to funding ratio.

With more than 100,000 units sold, we have scaled from concept to market leadership with strategic funding, including from Smart Nora customers, demonstrating an ability to create substantial returns on investment.

I'm Ready to Invest



6:53

Watch: Smart Nora CEO celebrates 100,000 units milestone with Harley Finkelstein, President of Shopify.

NEW REVENUE STREAMS







Retail Distribution

Smart Nora is poised for rapid expansion with major distribution agreements and FSA/HSA eligibility.

Workforce Wellbeing

With a total addressable market of $3.7B by 2032 (7.12% CAGR) our B2B Benefits go-to-market strategy targets employer groups.[6]

Digital Health

Our digital ecosystem will integrate sleep insights with partners to deliver comprehensive lifestyle and wellness solutions.

I'm Ready to Invest

The global sleep market will double by 2032.[1]

We anticipate stellar growth in the $3 billion snoring market and the $13 billion sleep apnea market.[7,8]

70%

of people stop using their CPAPs within a year.[9]

Smart Nora targets those who can not tolerate invasive solutions such as CPAP.

80%

of sleep apnea cases are still undiagnosed.[10]

There will be an unprecedented rise in awareness and demand for sleep apnea solutions. In 2024 both Apple and Samsung launched new consumer grade apnea detection features.[11]

The market is hungry for a truly non-invasive alternative like Smart Nora.

Since the 1980s the sleep apnea market has given rise to companies with significant valuations. These companies offer invasive solutions like CPAPs and surgical implants.

Reference 12, 13, 14



$5B+
OUR OPPORTUNITY
$30B+
MARKET CAP
ResMed
CPAP Masks
$5B+
MARKET CAP
Inspire Medical
Surgical Implant
LEAST INVASIVE
MOST INVASIVE



"Positional Therapy is effective in reducing sleep apnea events and breathing interruptions. Smart Nora packages this modality in a very comfortable product."

Roy Raymann, PhD

Sleep NeuroScience, Ex-Apple, Ex-Philips, Keynote Speaker

PHILIPS sleepscore labs

Sleep innovation is giving birth to a new wave of high-value healthcare companies.

The sleep industry has seen some spectacular exits, IPOs, and partnerships with tech giants resulting in large payouts for early investors. We believe these are the early days and even larger valuations are on the horizon.



$5 Billion Publicly listed Company

Inspire is a sleep apnea implant that requires surgery and is only available to people with severe apnea who struggle with CPAP. Despite this hurdle, Inspire has achieved a significant market cap. In comparison, Smart Nora is much easier to adopt and use.[12]



$5 Billion Valuation

Oura is the health and sleep-tracking ring, demonstrating the massive opportunity in sleep. Oura's latest funding includes a strategic investment from the glucose monitoring giant Dexcom.[15]



$2.1 Billion Exit to Google

Fitbit was the pioneering wearable device tracking daily activity, heart rate and sleep. Fitbit's IPO and eventual exit created significant returns for early investors.[16]

Invest Alongside The Best

    

Smart Nora is backed by powerhouse investors: Brian Scudamore, who's built $1B revenue in consumer brands, WeShall Investments with breadth of experience across tech startups and Santa Barbara Angels Groups with multiple med-tech exits.

You can invest with confidence, knowing field experts and experienced investors have a stake in our success.

INVEST NOW



Watch: Hear from Brian Scudamore on why he invested in Smart Nora.



Invest early to receive bonus shares

All bonuses are additive to a maximum of 25%

FIRST 30 DAYS

Invest before Feb 7 to receive
+5% bonus shares.

Existing Smart Nora *customers and investors* will receive
+5% bonus on top of any other bonus.

Invest **$2,000** or more

5%
BONUS SHARE
+ One Nora Gen 2

INVEST NOW

Invest **$5,000** or more

10%
BONUS SHARE
+ Two Nora Gen 2

INVEST NOW

Invest **$10,000** or more

15%
BONUS SHARE
+ Three Nora Gen 2

INVEST NOW

Invest **$25,000** or more

17%
BONUS SHARE
+ Four Nora Gen 2

INVEST NOW

Invest **$50,000** or more

20%
BONUS SHARE
+ Five Nora Gen 2

INVEST NOW

IN THE PRESS

Smart Nora is consistently ranked as the best snoring solution.



SNORE WARS
NEW THIS MORNING
8:25 61°
HIGH-TECH SNORING SOLUTION?
HOW THE "SMART NORA" HELPS YOU SLEEP
GMA
1:18

The New York Times
Wirecutter
"Best anti-snoring solution."
Four years in a row.

Men'sHealth

"The device that could save your marriage... Really!"

O THE OPRAH MAGAZINE

"If you sleep with a snorer you will love Nora!"

Forbes

"Compelled to scream this solution from the rooftops."

Meet our dedicated leadership team



Behrouz Hariri
Founder & CEO

20+ years in executive leadership, design Innovation, product design.



Behzad Hariri
Founder & CMO

15+ years digital marketing, D2C, consumer service, and operations.



Ali Hariri
Founder & CPO

40+ years management, R&D, engineering across industries.



Bilgehan Erdem
Chief Technology Officer

20+ years machine learning and data science leadership.



Brian Schwartz
Chief Commercial Officer

25+ years scaling businesses globally.



Woody Scal
Advisor

20 Years in High Growth Consumer-Oriented Health.





Roy Raymann, PhD
Advisor

Leader in Consumer Sleep Science.

  

Burc Sahinoghlu
Advisor

30 Years in Management, Cloud Computing, and R&D.

 

It's time to fix sleep.

Our health depends on it.

INVEST NOW



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References:

1. "Sleep Economy or Sleep Aids Market Size Worth USD 950.22 Billion in 2032," Emergen Research, Global Newswire, January 25, 2024. link
2. "New Research Evaluates Accuracy of Sleep Trackers." *Sleep Foundation*, Accessed Dec. 2024. link
3. Johns Hopkins Medicine.*Why do people snore? Answers for better health.* Retrieved from link
4. Pinholster, Ginger. "Sleep Deprivation Described as a Serious Public Health Problem." *American Association for the Advancement of Science.* link
5. Hafner, M., Stepanek, M., Taylor, J., Troxel, W. M., & van Stolk, C. (2017). Why sleep matters—theeconomic costs of insufficient sleep: A cross-country comparative analysis. Rand Health Quarterly,6(4), 11. link
6. Research and Markets. *United States Sleep Apnea Devices Market to 2028 - Rising Prevalence of Sleep Disorders.* Yahoo Finance, 1 July 2024. link
7. Mordor Intelligence. *Anti-Snoring Treatment Market - Growth, Trends, and Forecasts (2023 - 2028).* Mordor Intelligence. link
8. Roots Analysis. *Sleep Apnea Devices Market: Growth, Trends, and Forecasts.* Roots Analysis. link
9. Fortune Business Insights. (n.d.). Sleep apnea devices market size, share & industry analysis, by device type (Report No. FBI100708). link
10. Faria A, Allen AH, Fox N, Ayas N, Laher I. The public health burden of obstructive sleep apnea. *Sleep Sci*. 2021 Jul-Sep;14(3):257-265.link
11. MedTech Dive. (2024). Apple Watch's new sleep apnea and hearing features aim to improve health monitoring. MedTech Dive. link
12. Yahoo Finance. (2025, January 5). "INSP - Inspire Medical Systems, Inc. Stock Quote." Yahoo Finance. link
13. Yahoo Finance. (2024, December 19). "RMD - ResMed Inc. Stock Quote." Yahoo Finance. link
14. Drakatos, Panagis, et al. "Adherence with CPAP Has Been Reported to Be Suboptimal: A Review." *BMC Pulmonary Medicine*, vol. 23, no. 2612, 2023. link
15. Bala, S. (2023, November 29). Smart ring maker Oura hits $5 billion in valuation, strikes majorpartnership with Dexcom. Forbes. link
16. Wakabayashi, D., & de la Merced, M. J. (2019, November 1). Google to buy Fitbit for $2.1billion. The New York Times. link

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